
新世界發展有限公司
New World Development Company Limited



Securities & Exchange Commission
Office of International Corporate Finance
Room 3045
450 Fifth Street, N.W.
Washington, D. C. 20549
U S A

December 10, 2003



Dear Sirs

**Re: File Number 82-2971**
**New World Development Co Ltd**
**Rule 12g3-2 (b) exemption**

We refer to the above and enclose herewith Announcement dated December 8, 2003 of the Company and NWS Holdings Limited in connection with the proposed share exchange involving NWS Holdings Limited, New World First Holdings Limited, Chow Tai Fook Enterprises Limited and Merryhill Group Limited in duplicate for your files.



Yours truly
For and on behalf of
New World Development Co Ltd

Michael C Pei

Encls.
MP/jc

c.c. Ms Ellen Lin- The Bank of New York

dlw 1/7

香港中環皇后大道中18號新世界大廈30樓 電話 (852) 2523 1056 傳真 (852) 2810 4673
30/F, New World Tower, 18 Queen's Road Central, Hong Kong Tel (852) 2523 1056 Fax (852) 2810 4673


新世界發展有限公司
New World Development Company Limited
(incorporated in Hong Kong with limited liability)


NWSH
新創建集團有限公司*
NWS Holdings Limited
(incorporated in Bermuda with limited liability)

## CONNECTED TRANSACTION

## DISCLOSEABLE AND CONNECTED TRANSACTION

# PROPOSED SHARE EXCHANGE INVOLVING NWS HOLDINGS LIMITED, NEW WORLD FIRST HOLDINGS LIMITED, CHOW TAI FOOK ENTERPRISES LIMITED AND MERRYHILL GROUP LIMITED

**SUMMARY**

Reference is made to the joint announcement made by NWD and NWSH dated 9 June 2003 in relation to, inter alia, the possibility of NWSH establishing a cooperative arrangement with CTF following the CTF Acquisition.

The respective boards of directors of NWD and NWSH are pleased to announce that on 8 December 2003, NWSH, CTF and Merryhill entered into the Share Exchange Agreement in connection with the Proposed Share Exchange which, if completed, will place the respective transport and related businesses of NWSH and CTF under Merryhill. As at the date of this announcement, Merryhill is an indirect wholly-owned subsidiary of CTF which holds, among other investments, the Citybus Group.

Upon Completion, each of CTF and NWSH will own 50% of the total issued share capital of Merryhill. Completion is conditional upon, inter alia, approval by the independent shareholders of each of NWD and NWSH. CTF and NWSH, among other parties, will enter into the Shareholders Agreement upon Completion which will regulate their respective responsibilities towards the management of the proposed business and affairs of the Merryhill Group.

A shareholders' circular setting out, inter alia, details of the Proposed Share Exchange, the recommendation of the NWSH Independent Board Committee, the letter of advice issued by NWSH's independent financial adviser, together with a notice convening a special general meeting to approve the Proposed Share Exchange will be despatched to the shareholders of NWSH as soon as practicable.

A shareholders' circular setting out, inter alia, details of the Proposed Share Exchange, the recommendation of the NWD Independent Board Committee, the letter of advice issued by NWD's independent financial adviser, together with a notice convening an extraordinary general meeting to approve the Proposed Share Exchange will be despatched to the shareholders of NWD as soon as practicable.

Further details of the Proposed Share Exchange are set out below.

## 1. OVERVIEW

Reference is made to the joint announcement made by NWD and NWSH dated 9 June 2003 in relation to, inter alia, the possibility of NWSH establishing a cooperative arrangement with CTF following the CTF Acquisition.

The respective boards of directors of NWD and NWSH are pleased to announce that on 8 December 2003, NWSH, CTF and Merryhill entered into the Share Exchange Agreement in connection with a proposed share exchange which, if completed, will place the respective transport and related businesses of NWSH and CTF under Merryhill (the "Proposed Share Exchange"). As at the date of this announcement, Merryhill is an indirect wholly-owned subsidiary of CTF which holds, among other investments, the Citybus Group.

It has been agreed that each of CTF and NWSH will, upon and following Completion, own 50% of the total issued share capital of Merryhill. However, according to the results of independent valuations carried out by American Appraisal on the business enterprise values of Merryhill Group and the NWFH Group (which is indirectly held and wholly-owned by NWSH as at the date of this announcement) as well as the Net Debt positions thereof, the equity value (i.e. business enterprise value less Net Debt position) of the Merryhill Group as at 31 October 2003 was higher than that of the NWFH Group (which is proposed to be injected by NWSH into Merryhill) as at that date. Hence, the following arrangements will take place upon Completion to achieve the said 50:50 shareholding structure:

- Merryhill will declare and pay a dividend to EGL;
- NWFH will issue certain new NWFH shares to NWSH for the purpose of capitalising a portion of the NWFH Shareholder Loans;
- NWSH will procure the transfer of its entire shareholding in NWFH (including those new NWFH shares issued to NWSH as a result of the above-mentioned capitalisation of the NWFH Shareholder Loans) as well as the assignment of the uncapitalised portion of the NWFH Shareholder Loans to Merryhill; in consideration of such transfers and assignment, NWSH will receive newly-issued shares in Merryhill as well as a cash payment to be made by Merryhill to it; and
- Merryhill will repay a part of the Merryhill Shareholder Loans and issue new shares to CTF for the purpose of capitalising the remaining Merryhill Shareholder Loans.

Completion is conditional upon, inter alia, approval by the independent shareholders of each of NWD and NWSH.

Upon Completion, CTF and NWSH (among the other parties) will enter into the Shareholders Agreement which will regulate their respective responsibilities towards the management of the proposed business and affairs of the Merryhill Group.

The board of directors of NWSH is of the view that the Proposed Share Exchange is on normal commercial terms and the terms of the Share Exchange Agreement and the Shareholders Agreement are fair and reasonable. The views of the NWD Independent Board Committee and the NWSH Independent Board Committee as well as the opinion to be given by Commerzbank on the above will be included in the shareholders' circulars to be despatched to the shareholders of NWD and NWSH respectively.

The simplified corporate and shareholding structures of the NWSH Group, the NWFH Group and the Merryhill Group before and after Completion are illustrated by the following diagrams:

- Before Completion


CTF
35%
NWD
54%
NWSH
3%
100%
EGL
100%
NWSSM
100%
NWFH
100%
Citybus Group
Other investments
100%
NWFB
100%
NWFF
100%
NWFF(M)
100%
First Action
29.98%
KCB
Other transport related investments

- After Completion


CTF
35%
NWD
54%
NWSH
100%
NWSSM
100%
EGL
50%
50%
NWFH
Citybus Group
Other investments
100%
NWFB
100%
NWFF
100%
NWFF(M)
100%
First Action
29.98%
KCB
Other transport related investments

## 2. INFORMATION REGARDING THE RELEVANT GROUPS

**The NWFH Group**

NWFH holds the entire issued share capital of (among other companies) NWFB, NWFF, NWFF(M) and First Action. NWFB operates public bus services in Hong Kong, NWFF operates public ferry services in Hong Kong, NWFF(M) operates public ferry services between Hong Kong and Macau and First Action holds 29.98% of the total issued share capital of KCB, which is principally engaged in the provision of non-franchised bus services in Hong Kong as well as franchised bus services on Lantau Island.

For the two financial years ended 30 June 2003, the audited consolidated net profits before taxation of the NWFH Group (excluding First Action and hence KCB, as First Action became a member of the NWFH Group as a result of an internal transfer of the entire issued share capital of First Action from NWSSM, an indirect wholly-owned subsidiary of NWSH, to NWFH after 30 June 2003) were approximately HK$190.6 million and HK$42.8 million respectively. During the same periods, the audited consolidated net profits after taxation of the NWFH Group (excluding First Action and hence KCB) were approximately HK$160.3 million and HK$21.3 million respectively.

No audited accounts have been prepared in respect of First Action. Had First Action equity accounted for its shareholding in KCB (i.e. 29.98% of the total issued share capital of KCB): (a) its share of the net profits before taxation and minority interests of KCB based on the respective audited accounts of KCB for the two financial years ended 31 March 2003 would have been approximately HK$8.0 million and HK$13.7 million respectively; and (b) its share of the net profits after taxation and minority interests of KCB based on the said audited accounts of KCB would have been approximately HK$2.4 million and HK$7.4 million respectively.

**The Merryhill Group**

Immediately prior to Completion, Merryhill will principally hold the Citybus Group. Citybus, the principal member of the Citybus Group, operates public and private bus services in Hong Kong.

For the two financial years ended 30 April 2003, the audited consolidated net profits before taxation of the Citybus Group were approximately HK$345.9 million and HK$220.5 million respectively. During the same periods, the audited consolidated net profits after taxation of the Citybus Group were approximately HK$216.5 million and HK$172.3 million respectively.

**The NWD Group**

The NWD Group is principally engaged in property development, property investments, hotel and infrastructure investments, services and telecommunications and technology business, primarily in Hong Kong and PRC. NWD is the ultimate holding company of, among others, the NWSH Group and the NWFH Group.

**The NWSH Group**

The NWSH Group's principal businesses include: (i) facilities, contracting, financial and environmental services businesses as well as transport and related businesses (operated through the NWFH Group); (ii) the development, investment, operation and/or management of and in toll roads, expressways, bridges and tunnel, power plants, water treatment and waste management plants; and (iii) the development, investment, operation and management of container handling, logistics and warehousing businesses.

## 3. REASONS FOR AND BENEFITS OF THE PROPOSED SHARE EXCHANGE

NWD and NWSH envisage that Merryhill will become a comprehensive transport services provider which encompasses the existing transport and related businesses of NWSH and CTF respectively, including local franchised and non-franchised bus services, inner and outer harbour and Hong Kong-Macau ferry services, local sightseeing ferry services, bus services in PRC and other transport-related businesses.

NWD and NWSH believe that the establishment of Merryhill in the transport and related business, including the relevant bus operations, will result in improved operational efficiency through realignment of management resources, better deployment of resources and enhancement in the overall quality of services provided to customers. After Completion, both Citybus and NWFB will become member companies of the Merryhill Group, but they will continue to operate under their respective franchises and route networks. NWD and NWSH believe that the synergistic benefits arising from the above will enhance shareholders' value ultimately.

The covenants not to compete and the first rights of refusal given by CTF under the Shareholders Agreement will result in a better alignment of the interests of the shareholders of NWD and NWSH.

On the basis of a comparison of NWSH's audited financial statements for the financial year ended 30 June 2003 with its unaudited consolidated pro forma financial statements taking into account the Proposed Share Exchange for the same financial year, NWD and NWSH believe that, although it will not have any material impact on NWSH's earnings, the Proposed Share Exchange will have a positive impact on NWSH's balance sheet, characterised primarily by: (a) a reduction of NWSH's Net Debt position from approximately HK$6.9 billion to HK$5.4 billion; and (b) a reduction of NWSH's gearing ratio (being Net Debt divided by shareholders' funds and minority interests and loans) from approximately 62% to 49%. Further information on the effect of the Proposed Share Exchange on the net tangible asset position of NWSH will be provided in the shareholders' circular to be despatched to the shareholders of NWSH.

## 4. THE SHARE EXCHANGE AGREEMENT

**Date**

8 December 2003

**Parties**

CTF, NWSH and Merryhill

**Share exchange and consideration**

As at 31 October 2003:

- the business enterprise values of the Merryhill Group and the NWFH Group were approximately HK$2,451.6 million and HK$2,091.2 million respectively (according to the results of independent valuations of the business enterprises of the Merryhill Group and the NWFH Group carried out by American Appraisal);
- the amount of the Merryhill Shareholder Loans and the NWFH Shareholder Loans were approximately HK$518.6 million and HK$1,342.0 million;
- the Net Debt positions of the Merryhill Group and the NWFH Group were approximately HK$2,144.8 million and HK$1,989.5 million respectively; and
- the equity values (i.e. business enterprise value less Net Debt position) of the Merryhill Group and the NWFH Group were approximately HK$306.8 million and HK$101.7 million respectively.

CTF and NWSH have agreed that upon and after Completion, each of CTF and NWSH shall own 50% of the total issued share capital of Merryhill. In this connection, under the Share Exchange Agreement, the following steps will be undertaken at Completion (in the order stated) to put in place the 50:50 shareholding structure and make up the difference between the equity values of the Merryhill Group and the NWFH Group:

(1) Merryhill shall declare and pay a dividend in cash in the amount of the lesser of: (a) HK$102.6 million (being 50% of the difference between the equity values of the NWFH Group and the Merryhill Group as at 31 October 2003); and (b) the full amount of the distributable reserves of Merryhill as at Completion to EGL to reduce the equity value of the Merryhill Group;

(2) NWSH shall capitalise a portion of the NWFH Shareholder Loans to increase the equity value of the NWFH Group such that the resultant equity value of the NWFH Group shall be equal to the equity value of the Merryhill Group (which has been reduced as a result of the dividend declaration and payment referred to in step (1) above); the actual amount of NWFH Shareholder Loans capitalised in this step will depend on the actual amount of the dividend declared and paid in step (1) above;

(3) NWSH shall procure the transfer of its entire issued share capital of NWFH, including the new NWFH shares allotted and issued to NWSH pursuant to the capitalisation of a portion of the NWFH Shareholder Loans referred to in step (2) above, to Merryhill and assign the uncapitalised portion of the NWFH Shareholder Loans to Merryhill;

(4) the consideration for the transfer and assignment mentioned in step (3) above shall be satisfied by:

(i) Merryhill issuing and allotting certain new Merryhill shares as consideration for the entire issued share capital of NWFH as well as the capitalised portion of the NWFH Shareholder Loans at face value; and

(ii) Merryhill paying, on a dollar-for-dollar basis, an amount in cash as consideration for the uncapitalised portion of the NWFH Shareholder Loans at face value,

in each case to NWSH or its nominee(s); and

(5) Merryhill shall repay a part of the Merryhill Shareholder Loans to CTF and issue and allot certain new Merryhill shares to CTF for the purpose of capitalising the remaining Merryhill Shareholder Loans.

Upon Completion, each of CTF and NWSH will hold 50% of the total issued share capital of Merryhill, which will be accounted for as a jointly-controlled entity of NWSH in accordance with generally accepted accounting principles of Hong Kong.

The above-mentioned independent valuations were performed by American Appraisal using a combination of the discounted cash-flow method and the capitalisation of stabilised earnings method (commonly known as the income approach) and the direct market capitalisation method (commonly known as the market approach). The discounted cash-flow method is applicable since the subject entities future returns can be reasonably estimated. The capitalisation of stabilised earnings method was used as a reference check when the future operations are not expected to change significantly from its current normalized operation or where future returns are expected to grow at a somewhat predictable rate. The direct market capitalisation method assumes that the market is efficient enough to reflect the value of a company whose shares are publicly traded.

**Refinancing facility to be obtained by Merryhill**

It is anticipated that Merryhill (possibly together with certain other members of the Merryhill Group) will obtain a refinancing facility (the "Merryhill Re-financing Facility") which is capable of being drawn down upon Completion for the purpose of, inter alia: (a) firstly, repaying in full all the external indebtedness of the Merryhill Group and the NWFH Group; and (b) secondly, paying the dividend mentioned in step (1) above, paying the cash consideration mentioned in step (4) above as well as making the repayment of a part of the Merryhill Shareholder Loans mentioned in step (5) above at the same time. The Merryhill Re-financing Facility is expected to be without recourse to CTF or NWSH.

**Financing of the relevant businesses prior to Completion**

The considerations, undertakings, dividend arrangement as well as payment obligations referred to in steps (1) to (5) above have been determined with reference to, inter alia, the independent valuation results and Net Debt positions with 31 October 2003 as the reference date and as if:

- each of CTF and NWSH were interested in 50% of the total issued share capital of Merryhill as from 1 November 2003;
- Merryhill were the sole beneficial owner of the Merryhill Group (excluding Merryhill) and the NWFH Group as from 1 November 2003; and
- Merryhill were, as from 1 November 2003, to account for all the costs, expenses and capital expenditure items as well as all scheduled repayments of external indebtedness, in each case in respect of the Merryhill Group and the NWFH Group.

CTF and NWSH anticipate and agree that:

(a) all revenues and income generated by the businesses of the Merryhill Group and the NWFH Group respectively between 1 November 2003 and Completion shall be kept and retained by the Merryhill Group and the NWFH Group (as the case may be); and

(b) the above-mentioned costs, expenses, capital expenditure and repayments shall, to the extent practicable, be funded by internal financial resources within the Merryhill Group and the NWFH Group between 1 November 2003 and Completion.

However, where such internal financial resources are insufficient for paying or making the said costs, expenses, capital expenditure and repayments, the CTF Group or the NWSH Group may advance funds in the form of shareholder loans to the Merryhill Group or the NWFH Group (as the case may be) prior to Completion, and in such an event, Merryhill shall do the following on a dollar-for-dollar basis at Completion:

(i) repay in full to the CTF Group all such shareholder loans advanced by the CTF Group to the Merryhill Group between 1 November 2003 and Completion; and

(ii) acquire (by way of an assignment by NWSH to Merryhill) all such shareholder loans advanced by the NWSH Group to the NWFH Group between 1 November 2003 and Completion.

Where Merryhill does not have sufficient financial resources to effect the repayment and/or acquisition of shareholder loans mentioned in paragraph (i) and (ii) above at Completion, any unpaid portion(s) will become interest-free debts payable on demand owed by Merryhill to the CTF Group and/or the NWSH Group (as the case may be).

**Conditions of the Proposed Share Exchange**

Completion is conditional upon, among others, the following conditions:

- the passing at a general meeting of each of NWD and NWSH of all necessary resolutions to approve the Proposed Share Exchange;
- Merryhill having obtained the Merryhill Re-financing Facility on terms satisfactory to CTF and NWSH and all the conditions for the draw-down thereunder having been fulfilled or waived in accordance with the terms of such re-financing facility (save for the condition therein in respect of Completion); and
- consent in relation to the Proposed Share Exchange having been obtained from the relevant lenders in relation to the existing bank facilities taken out by CTF and NWSH or their respective group members on terms reasonably satisfactory to CTF and NWSH;
- all conditions precedent for the release of various security documents entered into by certain members of the Merryhill Group under the HK$1,160 million refinancing facility and the HK$600 million re-financing facility taken out by Delta Pearl Limited and Citybus in connection with the CTF Acquisition having been fulfilled or waived by the relevant lenders (save for the condition therein in respect of the obtaining of the Merryhill Re-financing Facility which is conditional upon Completion); and
- all consents, licences, authorisations and other approvals necessary for or in respect of any of the transactions contemplated under the Share Exchange Agreement having been obtained by CTF, NWSH and/or the relevant parties from the relevant governments, courts or other regulatory authorities or other persons on terms reasonably satisfactory to CTF and NWSH.

Under the Share Exchange Agreement, there are provisions allowing for the waiver of all of the conditions (except those in relation to independent shareholders' approval of NWD and NWSH). Completion will take place on the third Business Day following the fulfilment or waiver of the relevant conditions or on such other date as CTF and NWSH may mutually agree upon. An announcement will be made after Completion has taken place. If such conditions are not satisfied or waived on or before 23 March 2004 or such other date as CTF and NWSH may agree upon, the Share Exchange Agreement will lapse and an announcement will be made accordingly.

**Deeds of Indemnity**

Pursuant to the Share Exchange Agreement, CTF will at Completion issue a deed of indemnity in favour of, inter alia, NWSH in relation to certain members of the Merryhill Group prior to the signing of the Share Exchange Agreement. NWSH will, at the same time, issue a similar deed of indemnity in favour of, inter alia, CTF in relation to certain members of the NWSH Group and NWFH prior to the signing of the Share Exchange Agreement.

## 5. THE SHAREHOLDERS AGREEMENT

**Date**

To be signed at Completion

**Parties**

CTF, EGL, NWSH and NWSSM

EGL and NWSSM are indirect wholly-owned subsidiaries of CTF and NWSH respectively.

**Business of the Merryhill Group**

The principal business of the Merryhill Group will be the carrying on of transport and related businesses in Hong Kong, Macau and/or PRC.

**Board composition and management**

The Shareholders Agreement will contain provisions relating to the respective rights and obligations of the parties towards the management of the business and the affairs of the Merryhill Group after Completion, including:

(a) each of EGL and NWSSM will be entitled to appoint the same number of directors of Merryhill and, to the extent practicable, EGL and NWSSM will be equally represented at respective board levels of Merryhill's subsidiaries and associated companies;

(b) no board resolution of Merryhill or its wholly-owned subsidiaries may be passed unless at least one representative from EGL and one representative from NWSSM vote in favour of it; and

(c) certain matters which are fundamental to the business and the affairs of the Merryhill Group will require the unanimous consent of the shareholders.

**Covenants not to compete given by CTF in favour of NWSH**

Pursuant to the terms of the Shareholders Agreement, CTF will give certain covenants to NWSH such that, among other things and subject to certain exceptions set out in the Shareholders Agreement, CTF shall not and shall procure that its subsidiaries and associated companies shall not, in any relevant capacity:

(a) directly or indirectly carry on any business which is in competition with any transport and related businesses of the Merryhill Group during the term of the Shareholders Agreement in Hong Kong, Macau and PRC; and

(b) directly or indirectly seek in competition with any transport and related businesses of the Merryhill Group in Hong Kong, Macau and PRC to procure orders from or do business with any person who is or has been a customer of a member of the Merryhill Group at any time during the term of the Shareholders Agreement.

The above-mentioned covenants not to compete shall not apply, inter alia, in the following situations:

(a) they shall cease to apply at the expiry of one calendar year after the date on which CTF's direct or indirect shareholding in the total issued share capital of Merryhill has fallen below 10% only for so long as CTF's shareholding in Merryhill has remained below 10% at all times thereafter;

(b) they shall not apply to CTF provided that CTF complies in full with its obligations relating to the first right of refusal granted to Merryhill to pursue any business opportunity; and

(c) they shall not apply to CTF insofar it relates to the ownership of ferry vessels by CTF for leasing purposes provided that CTF complies in full with its obligations relating to the first right of refusal granted to the Merryhill Group in respect of leasing of ferry vessels to the Merryhill Group.

**Rights of first refusal given by CTF**

Pursuant to the terms of the Shareholders Agreement, CTF will grant and undertake to procure each of its subsidiaries and associated companies to grant to Merryhill a right of first refusal to pursue any business opportunity which falls within the business scope of Merryhill. If: (i) CTF has notified NWSH and Merryhill of the existence of such an opportunity; and (ii) NWSH is unwilling for Merryhill to pursue that opportunity or Merryhill has decided not to pursue that opportunity, then CTF may pursue that opportunity on its own, subject to the terms on which the opportunity is accepted being no more favourable than those offered to Merryhill.

CTF will also grant and undertake to procure each of its subsidiaries and associated companies to grant to members of the Merryhill Group a right of first refusal to lease the ferry vessels owned by CTF or any of its subsidiaries or associated companies upon no less favourable terms than those offered to any third party.

**Engagement undertaking**

Under the Shareholders Agreement, each of CTF and NWSH will undertake to procure Merryhill and its subsidiaries to, in relation to all of the Merryhill Group's requirements in Hong Kong, Macau and PRC for the provision of those services which the NWSH Group provides, engage members of the NWSH Group for the provision of such services for a period of 15 years from the date of the Shareholders Agreement.

The parties agree that the prices payable to the NWSH Group and the other terms for the provision of the relevant services shall be negotiated on an arm's length basis and on normal commercial terms and otherwise in accordance with the terms of the applicable waiver(s) or exemption(s) (including any specific waivers) from compliance with the disclosure and/or shareholders' approval requirement(s) under the relevant connected transaction rules granted by the Stock Exchange from time to time.

## 6. DISCLOSEABLE AND CONNECTED TRANSACTIONS

As at the date of this announcement, CTF holds approximately 35% of the total issued share capital of NWD which, in turn, holds approximately 54% of the total issued share capital of NWSH. CTF also directly holds approximately 3% of the total issued share capital of NWSH.

**NWD**

As CTF is a substantial shareholder and hence a connected person of NWD under the Listing Rules, the Proposed Share Exchange constitutes a connected transaction for NWD under the Listing Rules and therefore requires the approval of the independent shareholders of NWD at a general meeting. Given the interest held by CTF in NWD and CTF's involvement in the Proposed Share Exchange, CTF and its associates will not vote on the resolutions approving the Proposed Share Exchange.

The NWD Independent Board Committee, which consists of Messrs. Yeung Ping Leung, Howard and Cha Mou Zing, Victor, has been formed to consider the Proposed Share Exchange. An independent financial adviser, Commerzbank AG Hong Kong Branch, has been appointed to advise the NWD Independent Board Committee regarding the same.

A shareholders' circular setting out, inter alia, details of the Proposed Share Exchange, the recommendation of the NWD Independent Board Committee, the letter of advice issued by NWD's independent financial adviser, together with a notice convening an extraordinary general meeting to approve the Proposed Share Exchange will be despatched to the shareholders of NWD as soon as practicable.

**NWSH**

As CTF is a substantial shareholder and hence a connected person of NWSH under the Listing Rules, the Proposed Share Exchange constitutes a discloseable and connected transaction for NWSH under the Listing Rules and therefore requires the approval of the independent shareholders of NWSH at a general meeting. Given the interests held by CTF in NWD and NWSH (directly and indirectly), both CTF and NWD and their respective associates will not vote on the resolutions approving the Proposed Share Exchange.

The NWSH Independent Board Committee, which consists of Messrs. Kwong Che Keung, Gordon, Cheng Wai Chee, Christopher and Dominic Lai has been formed to consider the Proposed Share Exchange. An independent financial adviser, Commerzbank AG Hong Kong Branch, has been appointed to advise the NWSH Independent Board Committee regarding the same.

A shareholders' circular setting out, inter alia, details of the Proposed Share Exchange, the recommendation of the NWSH Independent Board Committee, the letter of advice issued by NWSH's independent financial adviser, together with a notice convening a special general meeting to approve the Proposed Share Exchange will be despatched to the shareholders of NWSH as soon as practicable.

## 7. DEFINITIONS

The following expressions used in this announcement have the meanings set out below unless the context requires otherwise:

|  |  |
|---|---|
| "American Appraisal" | American Appraisal China Limited, an independent professional valuer |
| "associates" | as defined in the Listing Rules |
| "Business Day" | a day on which banks are open for business in Hong Kong (excluding Saturdays, Sundays and public holidays) |
| "Citybus" | Citybus Limited |
| "Citybus Group" | Citybus and its subsidiaries |
| "Completion" | the completion of the Share Exchange Agreement |
| "CTF" | Chow Tai Fook Enterprises Limited, a company incorporated in Hong Kong with limited liability which holds approximately 35% of the total issued share capital of NWD and approximately 3% of the total issued share capital of NWSH |
| "CTF Acquisition" | the acquisition of the entire issued share capital of SGC (HK Group) Limited by Delta Pearl Limited, an indirect wholly-owned subsidiary of CTF, from Stagecoach Group Plc |
| "CTF Group" | CTF and its subsidiaries, excluding the Merryhill Group |
| "EGL" | Enrich Group Limited, an indirect wholly-owned subsidiary of CTF |
| "First Action" | First Action Developments Limited |
| "Hong Kong" | the Hong Kong Special Administrative Region of PRC |
| "KCB" | Kwoon Chung Bus Holdings Limited, the shares of which are listed on the main board of the Stock Exchange |
| "Listing Rules" | Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited |
| "Macau" | the Macau Special Administrative Region of PRC |
| "Merryhill" | Merryhill Group Limited, which currently is an indirect wholly-owned subsidiary of CTF and upon Completion will become 50% held by each of CTF and NWSH (indirectly through EGL and NWSSM respectively) |
| "Merryhill Group" | Merryhill and its subsidiaries |
| "Merryhill Re-financing Facility" | the refinancing facility to be obtained by Merryhill which is referred to in paragraph 4 of this announcement |
| "Merryhill Shareholder Loans" | the aggregate amount of inter-company shareholder loans owed by members of the Merryhill Group to the CTF Group |
| "Net Debt" | in respect of the Merryhill Group or the NWFH Group (as the case may be), that group's: (a) aggregate external indebtedness; plus (b) aggregate shareholder loans and advances owed to the CTF Group (in the case of the Merryhill Group) or the NWSH Group (in the case of NWFH Group), less (c) cash at bank and in hand, in each case at a specific date |
| "NWD" | New World Development Company Limited, a company incorporated in Hong Kong with limited liability, the shares of which are listed on the main board of the Stock Exchange |
| "NWD Independent Board Committee" | an independent committee of the board of directors of NWD formed by Messrs. Yeung Ping Leung, Howard and Cha Mou Zing, Victor, two independent non-executive directors of NWD for the purpose of considering and advising the independent shareholders of NWD in respect of the Proposed Share Exchange |
| "NWD Group" | NWD and its subsidiaries |
| "NWFB" | New World First Bus Services Limited |
| "NWFF" | New World First Ferry Services Limited |
| "NWFF(M)" | New World First Ferry Services (Macau) Limited |
| "NWFH" | New World First Holdings Limited |
| "NWFH Group" | NWFH and its subsidiaries |
| "NWFH Shareholder Loans" | the aggregate amount of inter-company shareholder loans and other advances owed by members of the NWFH Group to the NWSH Group prior to Completion |
| "NWSH" | NWS Holdings Limited, a company incorporated in Bermuda with limited liability, the shares of which are listed on the main board of the Stock Exchange |
| "NWSH Group" | NWSH and its subsidiaries, excluding the NWFH Group |
| "NWSH Independent Board Committee" | an independent committee of the board of directors of NWSH formed by Mr. Kwong Che Keung, Gordon, Mr. Cheng Wai Chee, Christopher and Mr. Dominic Lai, three independent non-executive directors of NWSH for the purpose of considering and advising the independent shareholders of NWSH in respect of the Proposed Share Exchange |
| "NWSSM" | NWS Service Management Limited, an indirect wholly-owned subsidiary of NWSH |
| "PRC" | The People's Republic of China (excluding Hong Kong and Macau) |
| "Proposed Share Exchange" | as defined in Paragraph 1 of this announcement |
| "Share Exchange Agreement" | the conditional Share Exchange Agreement entered into among CTF, NWSH and Merryhill on 8 December 2003 |
| "Shareholders Agreement" | the Shareholders Agreement to be entered into among CTF, EGL, NWSH and NWSSM upon Completion |
| "Stock Exchange" | The Stock Exchange of Hong Kong Limited |

By Order of the Board
New World Development Company Limited
Leung Chi Kin, Stewart
Company Secretary

By Order of the Board
NWS Holdings Limited
Dr. Cheng Kar Shun, Henry
Chairman

Hong Kong, 8 December 2003

* For identification purposes only

新世界發展有限公司
New World Development Company Limited
*(incorporated in Hong Kong with limited liability)*



新創建集團有限公司*
NWS Holdings Limited
*(incorporated in Bermuda with limited liability)*

## CONNECTED TRANSACTION

## DISCLOSEABLE AND CONNECTED TRANSACTION

# PROPOSED SHARE EXCHANGE INVOLVING NWS HOLDINGS LIMITED, NEW WORLD FIRST HOLDINGS LIMITED, CHOW TAI FOOK ENTERPRISES LIMITED AND MERRYHILL GROUP LIMITED


**SUMMARY**

Reference is made to the joint announcement made by NWD and NWSH dated 9 June 2003 in relation to, inter alia, the possibility of NWSH establishing a cooperative arrangement with CTF following the CTF Acquisition.

The respective boards of directors of NWD and NWSH are pleased to announce that on 8 December 2003, NWSH, CTF and Merryhill entered into the Share Exchange Agreement in connection with the Proposed Share Exchange which, if completed, will place the respective transport and related businesses of NWSH and CTF under Merryhill. As at the date of this announcement, Merryhill is an indirect wholly-owned subsidiary of CTF which holds, among other investments, the Citybus Group.

Upon Completion, each of CTF and NWSH will own 50% of the total issued share capital of Merryhill. Completion is conditional upon, inter alia, approval by the independent shareholders of each of NWD and NWSH. CTF and NWSH, among other parties, will enter into the Shareholders Agreement upon Completion which will regulate their respective responsibilities towards the management of the proposed business and affairs of the Merryhill Group.

A shareholders' circular setting out, inter alia, details of the Proposed Share Exchange, the recommendation of the NWSH Independent Board Committee, the letter of advice issued by NWSH's independent financial adviser, together with a notice convening a special general meeting to approve the Proposed Share Exchange will be despatched to the shareholders of NWSH as soon as practicable.

A shareholders' circular setting out, inter alia, details of the Proposed Share Exchange, the recommendation of the NWD Independent Board Committee, the letter of advice issued by NWD's independent financial adviser, together with a notice convening an extraordinary general meeting to approve the Proposed Share Exchange will be despatched to the shareholders of NWD as soon as practicable.

Further details of the Proposed Share Exchange are set out below.


## 1. OVERVIEW

Reference is made to the joint announcement made by NWD and NWSH dated 9 June 2003 in relation to, inter alia, the possibility of NWSH establishing a cooperative arrangement with CTF following the CTF Acquisition.

The respective boards of directors of NWD and NWSH are pleased to announce that on 8 December 2003, NWSH, CTF and Merryhill entered into the Share Exchange Agreement in connection with a proposed share exchange which, if completed, will place the respective transport and related businesses of NWSH and CTF under Merryhill (the "Proposed Share Exchange"). As at the date of this announcement, Merryhill is an indirect wholly-owned subsidiary of CTF which holds, among other investments, the Citybus Group.

It has been agreed that each of CTF and NWSH will, upon and following Completion, own 50% of the total issued share capital of Merryhill. However, according to the results of independent valuations carried out by American Appraisal on the business enterprise values of Merryhill Group and the NWFH Group (which is indirectly held and wholly-owned by NWSH as at the date of this announcement) as well as the Net Debt positions thereof, the equity value (i.e. business enterprise value less Net Debt position) of the Merryhill Group as at 31 October 2003 was higher than that of the NWFH Group (which is proposed to be injected by NWSH into Merryhill) as at that date. Hence, the following arrangements will take place upon Completion to achieve the said 50:50 shareholding structure:

- Merryhill will declare and pay a dividend to EGL;
- NWFH will issue certain new NWFH shares to NWSH for the purpose of capitalising a portion of the NWFH Shareholder Loans;
- NWSH will procure the transfer of its entire shareholding in NWFH (including those new NWFH shares issued to NWSH as a result of the above-mentioned capitalisation of the NWFH Shareholder Loans) as well as the assignment of the uncapitalised portion of the NWFH Shareholder Loans to Merryhill; in consideration of such transfers and assignment, NWSH will receive newly-issued shares in Merryhill as well as a cash payment to be made by Merryhill to it; and
- Merryhill will repay a part of the Merryhill Shareholder Loans and issue new shares to CTF for the purpose of capitalising the remaining Merryhill Shareholder Loans.

Completion is conditional upon, inter alia, approval by the independent shareholders of each of NWD and NWSH.

Upon Completion, CTF and NWSH (among the other parties) will enter into the Shareholders Agreement which will regulate their respective responsibilities towards the management of the proposed business and affairs of the Merryhill Group.

The board of directors of NWSH is of the view that the Proposed Share Exchange is on normal commercial terms and the terms of the Share Exchange Agreement and the Shareholders Agreement are fair and reasonable. The views of the NWD Independent Board Committee and the NWSH Independent Board Committee as well as the opinion to be given by Commerzbank on the above will be included in the shareholders' circulars to be despatched to the shareholders of NWD and NWSH respectively.

The simplified corporate and shareholding structures of the NWSH Group, the NWFH Group and the Merryhill Group before and after Completion are illustrated by the following diagrams:

**Before Completion**



CTF
35%
100%
NWD
EGL
54%
3%
NWSH
100%
NWSSM
100%
Citybus Group
100%
NWFH
100%
Other investments
100%
NWFB
100%
NWFF
100%
NWFF(M)
100%
First Action
29.99%
KCB
Other transport related investments


**After Completion**



CTF
35%
100%
NWD
EGL
54%
50%
NWSH
100%
NWSSM
50%
100%
NWFH
100%
Citybus Group
100%
Other investments
100%
NWFB
100%
NWFF
100%
NWFF(M)
100%
First Action
29.99%
KCB
Other transport related investments


## 2. INFORMATION REGARDING THE RELEVANT GROUPS

**The NWFH Group**

NWFH holds the entire issued share capital of (among other companies) NWFB, NWFF, NWFF(M) and First Action. NWFB operates public bus services in Hong Kong. NWFF operates public ferry services in Hong Kong. NWFF(M) operates public ferry services between Hong Kong and Macau and First Action holds 29.99% of the total issued share capital of KCB, which is principally engaged in the provision of non-franchised bus services in Hong Kong as well as franchised bus services on Lantau Island.

For the two financial years ended 30 June 2003, the audited consolidated net profits before taxation of the NWFH Group (excluding First Action and hence KCB, as First Action became a member of the NWFH Group as a result of an internal transfer of the entire issued share capital of First Action from NWSSM, an indirect wholly-owned subsidiary of NWSH, to NWFH after 30 June 2003) were approximately HK$190.6 million and HK$42.8 million respectively. During the same periods, the audited consolidated net profits after taxation of the NWFH Group (excluding First Action and hence KCB) were approximately HK$160.5 million and HK$21.2 million respectively.

No audited accounts have been prepared in respect of First Action. Had First Action equity accounted for its shareholding in KCB (i.e. 29.99% of the total issued share capital of KCB): (a) its share of the net profits before taxation and minority interests of KCB based on the respective audited accounts of KCB for the two financial years ended 31 March 2003 would have been approximately HK$8.0 million and HK$13.7 million respectively; and (b) its share of the net profits after taxation and minority interests of KCB based on the said audited accounts of KCB would have been approximately HK$2.4 million and HK$7.4 million respectively.

**The Merryhill Group**

Immediately prior to Completion, Merryhill will principally hold the Citybus Group. Citybus, the principal member of the Citybus Group, operates public and private bus services in Hong Kong.

For the two financial years ended 30 April 2003, the audited consolidated net profits before taxation of the Citybus Group were approximately HK$245.9 million and HK$220.5 million respectively. During the same periods, the audited consolidated net profits after taxation of the Citybus Group were approximately HK$216.5 million and HK$172.3 million respectively.

**The NWD Group**

The NWD Group is principally engaged in property development, property investments, hotel and infrastructure investments, services and telecommunications and technology business, primarily in Hong Kong and PRC. NWD is the ultimate holding company of, among others, the NWSH Group and the NWFH Group.

**The NWSH Group**

The NWSH Group's principal businesses include: (i) facilities, contracting, financial and environmental services businesses as well as transport and related businesses (operated through the NWFH Group); (ii) the development, investment, operation and/or management of and in toll roads, expressways, bridges and tunnel, power plants, water treatment and waste management plants; and (iii) the development, investment, operation and management of container handling, logistics and warehousing businesses.

## 3. REASONS FOR AND BENEFITS OF THE PROPOSED SHARE EXCHANGE

NWD and NWSH envisage that Merryhill will become a comprehensive transport services provider which encompasses the existing transport and related businesses of NWSH and CTF respectively, including local franchised and non-franchised bus services, inner and outer harbour and Hong Kong-Macau ferry services, local sightseeing ferry services, bus services in PRC and other transport-related businesses.

NWD and NWSH believe that the establishment of Merryhill in the transport and related business, including the relevant bus operations, will result in improved operational efficiency through realignment of management resources, better deployment of resources and enhancement in the overall quality of services provided to customers. After Completion, both Citybus and NWFB will become member companies of the Merryhill Group, but they will continue to operate under their respective franchises and route networks. NWD and NWSH believe that the synergistic benefits arising from the above will enhance shareholders' value ultimately.

The covenants not to compete and the first rights of refusal given by CTF under the Shareholders Agreement will result in a better alignment of the interests of the shareholders of NWD and NWSH.

On the basis of a comparison of NWSH's audited financial statements for the financial year ended 30 June 2003 with its unaudited consolidated pro forma financial statements taking into account the Proposed Share Exchange for the same financial year, NWD and NWSH believe that, although it will not have any material impact on NWSH's earnings, the Proposed Share Exchange will have a positive impact on NWSH's balance sheet, characterised primarily by: (a) a reduction of NWSH's Net Debt position from approximately HK$6.9 billion to HK$5.4 billion; and (b) a reduction of NWSH's gearing ratio (being Net Debt divided by shareholders' funds and minority interests and loans) from approximately 62% to 49%. Further information on the effect of the Proposed Share Exchange on the net tangible asset position of NWSH will be provided in the shareholders' circular to be despatched to the shareholders of NWSH.

## 4. THE SHARE EXCHANGE AGREEMENT

**Date**

8 December 2003

**Parties**

CTF, NWSH and Merryhill

**Share exchange and consideration**

As at 31 October 2003:

- the business enterprise values of the Merryhill Group and the NWFH Group were approximately HK$2,451.6 million and HK$2,091.2 million respectively (according to the results of independent valuations of the business enterprises of the Merryhill Group and the NWFH Group carried out by American Appraisal);
- the amount of the Merryhill Shareholder Loans and the NWFH Shareholder Loans were approximately HK$518.6 million and HK$1,342.0 million;
- the Net Debt positions of the Merryhill Group and the NWFH Group were approximately HK$2,144.8 million and HK$1,989.5 million respectively; and
- the equity values (i.e. business enterprise value less Net Debt position) of the Merryhill Group and the NWFH Group were approximately HK$306.8 million and HK$101.7 million respectively.

CTF and NWSH have agreed that upon and after Completion, each of CTF and NWSH shall own 50% of the total issued share capital of Merryhill. In this connection, under the Share Exchange Agreement, the following steps will be undertaken at Completion (in the order stated) to put in place the 50:50 shareholding structure and make up the difference between the equity values of the Merryhill Group and the NWFH Group:

(1) Merryhill shall declare and pay a dividend in cash in the amount of the lesser of: (a) HK$102.4 million (being 50% of the difference between the equity values of the NWFH Group and the Merryhill Group as at 31 October 2003); and (b) the full amount of the distributable reserves of Merryhill as at Completion to EGL to reduce the equity value of the Merryhill Group;

(2) NWSH shall capitalise a portion of the NWFH Shareholder Loans to increase the equity value of the NWFH Group such that the resultant equity value of the NWFH Group shall be equal to the equity value of the Merryhill Group (which has been reduced as a result of the dividend declaration and payment referred to in step (1) above); the actual amount of NWFH Shareholder Loans capitalised in this step will depend on the actual amount of the dividend declared and paid in step (1) above;

(3) NWSH shall procure the transfer of the entire issued share capital of NWFH, including the new NWFH shares allotted and issued to NWSH pursuant to the capitalisation of a portion of the NWFH Shareholder Loans referred to in step (2) above, to Merryhill and assign the uncapitalised portion of the NWFH Shareholder Loans to Merryhill;

(4) the consideration for the transfer and assignment mentioned in step (3) above shall be satisfied by:

  (i) Merryhill issuing and allotting certain new Merryhill shares as consideration for the entire issued share capital of NWFH as well as the capitalised portion of the NWFH Shareholder Loans at face value; and

  (ii) Merryhill paying, on a dollar-for-dollar basis, an amount in cash as consideration for the uncapitalised portion of the NWFH Shareholder Loans at face value,

  in each case to NWSH or its nominee(s); and

(5) Merryhill shall repay a part of the Merryhill Shareholder Loans to CTF and issue and allot certain new Merryhill shares to CTF for the purpose of capitalising the remaining Merryhill Shareholder Loans.

Upon Completion, each of CTF and NWSH will hold 50% of the total issued share capital of Merryhill, which will be accounted for as a jointly-controlled entity of NWSH in accordance with generally accepted accounting principles of Hong Kong.

The above-mentioned independent valuations were performed by American Appraisal using a combination of the discounted cash-flow method and the capitalisation of stabilised earnings method (commonly known as the income approach) and the direct market capitalisation method (commonly known as the market approach). The discounted cash-flow method is applicable, since the subject entities future returns can be reasonably estimated. The capitalisation of stabilised earnings method was used as a reference check when the future operations are not expected to change significantly from its current normalised operation or where future returns are expected to grow at a somewhat predictable rate. The direct market capitalisation method assumes that the market is efficient enough to reflect the value of a company whose shares are publicly traded.

**Refinancing facility to be obtained by Merryhill**

It is anticipated that Merryhill (possibly together with certain other members of the Merryhill Group) will obtain a refinancing facility (the "Merryhill Re-financing Facility") which is capable of being drawn down upon Completion for the purpose of, inter alia: (a) firstly, repaying in full all the external indebtedness of the Merryhill Group and the NWFH Group; and (b) secondly, paying the dividend mentioned in step (1) above, paying the cash consideration mentioned in step (4) above as well as making the repayment of a part of the Merryhill Shareholder Loans mentioned in step (5) above at the same time. The Merryhill Re-financing Facility is expected to be without recourse to CTF or NWSH.

**Financing of the relevant businesses prior to Completion**

The considerations, undertakings, dividend arrangements as well as payment obligations referred to in steps (1) to (5) above have been determined with reference to, inter alia, the independent valuation results and Net Debt positions with 31 October 2003 as the reference date and as if:

- each of CTF and NWSH were interested in 50% of the total issued share capital of Merryhill as from 1 November 2003;
- Merryhill were the sole beneficial owner of the Merryhill Group (excluding Merryhill) and the NWFH Group as from 1 November 2003; and
- Merryhill were, as from 1 November 2003, to account for all the costs, expenses and capital expenditure items as well as all scheduled repayments of external indebtedness, in each case in respect of the Merryhill Group and the NWFH Group.

CTF and NWSH anticipate and agree that:

(a) all revenues and income generated by the businesses of the Merryhill Group and the NWFH Group respectively between 1 November 2003 and Completion shall be kept and retained by the Merryhill Group and the NWFH Group (as the case may be); and

(b) the above-mentioned costs, expenses, capital expenditure and repayments shall, to the extent practicable, be funded by internal financial resources within the Merryhill Group and the NWFH Group between 1 November 2003 and Completion.

However, where such internal financial resources are insufficient for paying or making the said costs, expenses, capital expenditure and repayments, the CTF Group or the NWSH Group may advance funds in the form of shareholder loans to the Merryhill Group or the NWFH Group (as the case may be) prior to Completion, and in such an event, Merryhill shall do the following on a dollar-for-dollar basis at Completion:

(i) repay in full to the CTF Group all such shareholder loans advanced by the CTF Group to the Merryhill Group between 1 November 2003 and Completion; and

(ii) acquire (by way of an assignment by NWSH to Merryhill) all such shareholder loans advanced by the NWSH Group to the NWFH Group between 1 November 2003 and Completion.

Where Merryhill does not have sufficient financial resources to effect the repayment and/or acquisition of shareholder loans mentioned in paragraph (i) and (ii) above at Completion, any unpaid portion(s) will become interest-free debts payable on demand owed by Merryhill to the CTF Group and/or the NWSH Group (as the case may be).

**Conditions of the Proposed Share Exchange**

Completion is conditional upon, among others, the following conditions:

- the passing at a general meeting of each of NWD and NWSH of all necessary resolutions to approve the Proposed Share Exchange;
- Merryhill having obtained the Merryhill Re-financing Facility on terms satisfactory to CTF and NWSH and all the conditions for the drawn-down thereunder having been fulfilled or waived in accordance with terms of such re-financing, save for the condition therein in respect of Completion; and
- consent in relation to the Proposed Share Exchange having been obtained from the relevant lenders in relation to the existing bank facilities taken out by CTF and NWSH or their respective group members on terms reasonably satisfactory to CTF and NWSH;
- all conditions precedent for the release of various security documents entered into by certain members of the Merryhill Group under the HK$1,150 million acquisition facility and the HK$600 million re-financing facility taken out by Delta Pearl Limited and Citybus in connection with the CTF Acquisition having been fulfilled or waived by the relevant lenders (save for the condition therein in respect of the obtaining of the Merryhill Re-financing Facility which is conditional upon Completion); and
- all consents, licences, authorisations and other approvals necessary for or in respect of any of the transactions contemplated under the Share Exchange Agreement having been obtained by CTF, NWSH and/or the relevant parties from the relevant governments, courts or other regulatory authorities or other persons on terms reasonably satisfactory to CTF and NWSH.

Under the Share Exchange Agreement, there are provisions allowing for the waiver of all of the conditions (except those in relation to independent shareholders' approval of NWD and NWSH). Completion will take place on the third Business Day following the fulfilment or waiver of the relevant conditions or on such other date as CTF and NWSH may mutually agree upon. An announcement will be made after Completion has taken place. If such conditions are not satisfied or waived on or before 23 March 2004 or such other date as CTF and NWSH may agree upon, the Share Exchange Agreement will lapse and an announcement will be made accordingly.

**Deeds of Indemnity**

Pursuant to the Share Exchange Agreement, CTF will at Completion issue a deed of indemnity in favour of, inter alia, NWSH in relation to certain members of the CTF Group prior to the signing of the Share Exchange Agreement. NWSH will, at the same time, issue a similar deed of indemnity in favour of, inter alia, CTF in relation to certain members of the NWSH Group and NWFH prior to the signing of the Share Exchange Agreement.

## 5. THE SHAREHOLDERS AGREEMENT

**Date**

To be signed at Completion

**Parties**

CTF, EGL, NWSH and NWSSM

EGL and NWSSM are indirect wholly-owned subsidiaries of CTF and NWSH respectively.

**Business of the Merryhill Group**

The principal business of the Merryhill Group will be the carrying on of transport and related businesses in Hong Kong, Macau and/or PRC.

**Board composition and management**

The Shareholders Agreement will contain provisions relating to the respective rights and obligations of the parties towards the management of the business and the affairs of the Merryhill Group after Completion, including:

(a) each of EGL and NWSSM will be entitled to appoint the same number of directors of Merryhill and, to the extent practicable, EGL and NWSSM will be equally represented at respective board levels of Merryhill's subsidiaries and associated companies;

(b) no board resolution of Merryhill or its wholly-owned subsidiaries may be passed unless at least one representative from EGL and one representative from NWSSM vote in favour of it; and

(c) certain matters which are fundamental to the business and the affairs of the Merryhill Group will require the unanimous consent of the shareholders.

**Covenants not to compete given by CTF in favour of NWSH**

Pursuant to the terms of the Shareholders Agreement, CTF will give certain covenants to NWSH such that, among other things and subject to certain exceptions set out in the Shareholders Agreement, CTF shall not and shall procure that its subsidiaries and associated companies shall not, in any relevant capacity:

(a) directly or indirectly carry on any business which is in competition with any transport and related businesses of the Merryhill Group during the term of the Shareholders Agreement in Hong Kong, Macau and PRC; and

(b) directly or indirectly seek in competition with any transport and related businesses of the Merryhill Group in Hong Kong, Macau and PRC to procure orders from or do business with any person who is or has been a customer of a member of the Merryhill Group at any time during the term of the Shareholders Agreement.

The above-mentioned covenants not to compete shall not apply, inter alia, in the following situations:

(a) they shall cease to apply at the expiry of one calendar year after the date on which CTF's direct or indirect shareholding in the total issued share capital of Merryhill has fallen below 10% only for so long as CTF's shareholding in Merryhill has remained below 10% at all times thereafter;

(b) they shall not apply to CTF provided that CTF complies in full with its obligations relating to the first right of refusal granted to Merryhill to pursue any business opportunity; and

(c) they shall not apply to CTF insofar it relates to the ownership of ferry vessels by CTF for leasing purposes provided that CTF complies in full with its obligations relating to the first right of refusal granted to the Merryhill Group in respect of leasing of ferry vessels to the Merryhill Group.

**Rights of first refusal given by CTF**

Pursuant to the terms of the Shareholders Agreement, CTF will grant and undertake to procure each of its subsidiaries and associated companies to grant to Merryhill a right of first refusal to pursue any business opportunity which falls within the business scope of Merryhill, if: (i) CTF has notified NWSH and Merryhill of the existence of such an opportunity; and (ii) NWSH is unwilling for Merryhill to pursue that opportunity or Merryhill has decided not to pursue that opportunity, then CTF may pursue that opportunity on its own, subject to the terms on which the opportunity is accepted being no more favourable than those offered to Merryhill.

CTF will also grant and undertake to procure each of its subsidiaries and associated companies to grant to members of the Merryhill Group a right of first refusal to lease the ferry vessels owned by CTF or any of its subsidiaries or associated companies upon no less favourable terms than those offered to any third party.

**Engagement undertaking**

Under the Shareholders Agreement, each of CTF and NWSH will undertake to procure Merryhill and its subsidiaries to, in relation to all of the Merryhill Group's requirements in Hong Kong, Macau and PRC for the provision of those services which the NWSH Group provides, engage members of the NWSH Group for the provision of such services for a period of 15 years from the date of the Shareholders Agreement.

The parties agree that the prices payable to the NWSH Group for the provision of the relevant services shall be negotiated on an arm's length basis and on normal commercial terms and otherwise in accordance with the terms of the applicable waiver(s) or exemption(s) (including the specific waiver(s) from compliance with the disclosure and/or shareholders' approval requirement(s) under the relevant connected transaction rules granted by the Stock Exchange from time to time.

## 6. DISCLOSEABLE AND CONNECTED TRANSACTIONS

As at the date of this announcement, CTF holds approximately 35% of the total issued share capital of NWD which, in turn, holds approximately 54% of the total issued share capital of NWSH. CTF also directly holds approximately 3% of the total issued share capital of NWSH.

**NWD**

As CTF is a substantial shareholder and hence a connected person of NWD under the Listing Rules, the Proposed Share Exchange constitutes a connected transaction for NWD under the Listing Rules and therefore requires the approval of the independent shareholders of NWD at a general meeting. Given the interests held by CTF in NWD and CTF's involvement in the Proposed Share Exchange, CTF and its associates will not vote on the resolutions approving the Proposed Share Exchange.

The NWD Independent Board Committee, which consists of Messrs. Yeung Ping Leung, Howard and Cha Mou Zing, Victor, has been formed to consider the Proposed Share Exchange. An independent financial adviser, Commerzbank AG Hong Kong Branch, has been appointed to advise the NWD Independent Board Committee regarding the same.

A shareholders' circular setting out, inter alia, details of the Proposed Share Exchange, the recommendation of the NWD Independent Board Committee, the letter of advice issued by NWD's independent financial adviser, together with a notice convening an extraordinary general meeting to approve the Proposed Share Exchange will be despatched to the shareholders of NWD as soon as practicable.

**NWSH**

As CTF is a substantial shareholder and hence a connected person of NWSH under the Listing Rules, the Proposed Share Exchange constitutes a discloseable and connected transaction for NWSH under the Listing Rules and therefore requires the approval of the independent shareholders of NWSH at a general meeting. Given the interests held by CTF in NWD and NWSH (directly and indirectly), both CTF and NWD and their respective associates will not vote on the resolutions approving the Proposed Share Exchange.

The NWSH Independent Board Committee, which consists of Messrs. Kwong Che Keung, Gordon, Cheng Wai Chee, Christopher and Dominic Lai, has been formed to consider the Proposed Share Exchange. An independent financial adviser, Commerzbank AG Hong Kong Branch, has been appointed to advise the NWSH Independent Board Committee regarding the same.

A shareholders' circular setting out, inter alia, details of the Proposed Share Exchange, the recommendation of the NWSH Independent Board Committee, the letter of advice issued by NWSH's independent financial adviser, together with a notice convening a special general meeting to approve the Proposed Share Exchange will be despatched to the shareholders of NWSH as soon as practicable.

## 7. DEFINITIONS

The following expressions used in this announcement have the meanings set out below unless the context requires otherwise:

| | |
|---|---|
| "American Appraisal" | American Appraisal China Limited, an independent professional valuer |
| "associates" | as defined in the Listing Rules |
| "Business Day" | a day on which banks are open for business in Hong Kong (excluding Saturdays, Sundays and public holidays) |
| "Citybus" | Citybus Limited |
| "Citybus Group" | Citybus and its subsidiaries |
| "Completion" | the completion of the Share Exchange Agreement |
| "CTF" | Chow Tai Fook Enterprises Limited, a company incorporated in Hong Kong with limited liability which holds approximately 35% of the total issued share capital of NWD and approximately 3% of the total issued share capital of NWSH |
| "CTF Acquisition" | the acquisition of the entire issued share capital of SGC (HK Group) Limited by Delta Pearl Limited, an indirect wholly-owned subsidiary of CTF, from Stagecoach Group Plc. |
| "CTF Group" | CTF and its subsidiaries, excluding the Merryhill Group |
| "EGL" | Enrich Group Limited, an indirect wholly-owned subsidiary of CTF |
| "First Action" | First Action Developments Limited |
| "Hong Kong" | the Hong Kong Special Administrative Region of PRC |
| "KCB" | Kwoon Chung Bus Holdings Limited, the shares of which are listed on the main board of the Stock Exchange |
| "Listing Rules" | Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited |
| "Macau" | the Macau Special Administrative Region of PRC |
| "Merryhill" | Merryhill Group Limited, which currently is an indirect wholly-owned subsidiary of CTF and upon Completion will become 50% held by each of CTF and NWSH (indirectly through EGL and NWSSM respectively) |
| "Merryhill Group" | Merryhill and its subsidiaries |
| "Merryhill Re-financing Facility" | the refinancing facility to be obtained by Merryhill which is referred to in paragraph 4 of this announcement |
| "Merryhill Shareholder Loans" | the aggregate amount of inter-company shareholder loans owed by members of the Merryhill Group to the CTF Group |
| "Net Debt" | in respect of the Merryhill Group or the NWFH Group (as the case may be), that group's: (a) aggregate external indebtedness; plus (b) aggregate shareholder loans and advances owed to the CTF Group (in the case of the Merryhill Group) or the NWSH Group (in the case of NWFH Group), less (c) cash at bank and in hand, in each case at a specific date |
| "NWD" | New World Development Company Limited, a company incorporated in Hong Kong with limited liability, the shares of which are listed on the main board of the Stock Exchange |
| "NWD Independent Board Committee" | an independent committee of the board of directors of NWD formed by Messrs. Yeung Ping Leung, Howard and Cha Mou Zing, Victor, two independent non-executive directors of NWD for the purpose of considering and advising the independent shareholders of NWD in respect of the Proposed Share Exchange |
| "NWD Group" | NWD and its subsidiaries |
| "NWFB" | New World First Bus Services Limited |
| "NWFF" | New World First Ferry Services Limited |
| "NWFF(M)" | New World First Ferry Services (Macau) Limited |
| "NWFH" | New World First Holdings Limited |
| "NWFH Group" | NWFH and its subsidiaries |
| "NWFH Shareholder Loans" | the aggregate amount of inter-company shareholder loans and other advances owed by members of the NWFH Group to the NWSH Group prior to Completion |
| "NWSH" | NWS Holdings Limited, a company incorporated in Bermuda with limited liability, the shares of which are listed on the main board of the Stock Exchange |
| "NWSH Group" | NWSH and its subsidiaries, excluding the NWFH Group |
| "NWSH Independent Board Committee" | an independent committee of the board of directors of NWSH formed by Mr. Kwong Che Keung, Gordon, Mr. Cheng Wai Chee, Christopher and Mr. Dominic Lai, three independent non-executive directors of NWSH for the purpose of considering and advising the independent shareholders of NWSH in respect of the Proposed Share Exchange |
| "NWSSM" | NWS Service Management Limited, an indirect wholly-owned subsidiary of NWSH |
| "PRC" | The People's Republic of China (excluding Hong Kong and Macau) |
| "Proposed Share Exchange" | as defined in Paragraph 1 of this announcement |
| "Share Exchange Agreement" | the conditional Share Exchange Agreement entered into among CTF, NWSH and Merryhill on 8 December 2003 |
| "Shareholders Agreement" | the Shareholders Agreement to be entered into among CTF, EGL, NWSH and NWSSM upon Completion |
| "Stock Exchange" | The Stock Exchange of Hong Kong Limited |

By Order of the Board
**New World Development Company Limited**
**Mr. Leung Chi Kin, Stewart**
*Company Secretary*

By Order of the Board
**NWS Holdings Limited**
**Dr. Cheng Kar Shun, Henry**
*Chairman*

Hong Kong, 8 December 2003

* For identification purposes only